                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Amendment No. 4
                                      to
                                  FORM 10-SB

                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                               CybeRecord, Inc.
                ----------------------------------------------
                (Name of Small Business Issuer in its charter)


                  Florida                                      91-1985843
---------------------------------------------           ------------------------
       (State or other jurisdiction of                     (I. R. S. Employer
       incorporation or organization)                      Identification No.)


 800 Bellevue Way NE, 4/th/ Floor, Bellevue, WA                   98004
-----------------------------------------------         ------------------------
   (Address of principal executive offices)                      (Zip Code)

Issuer's telephone number (425) 990-5593
                           -------------

Securities to be registered pursuant to Section 12(b) of the Act.

          Title of each class                         Name of each exchange on
                                                          which registered

               None                                              None
-------------------------------------                  ----------------------

_____________________________________                  ______________________


Securities to be registered pursuant to Section 12(g) of the Act.

                          Common Stock $.01 par value
 ----------------------------------------------------------------------------
                               (Title of Class)
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                               CybeRecord, Inc.
                                  Form 10-SB

                               TABLE OF CONTENTS

PART I

Item 1.  Description of Business......................................................................................    1

Item 2.  Plan of Operation............................................................................................    9

Item 3.  Description of Property......................................................................................   11

Item 4.  Security Ownership of Certain Beneficial Owners and Management...............................................   11

Item 5.  Directors and Executive Officers, Promoters and Control Persons..............................................   13

Item 6.  Executive Compensation.......................................................................................   14

Item 7.  Certain Relationships and Related Transactions...............................................................   15

Item 8.  Description of Securities....................................................................................   17

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters..............   18

Item 2.  Legal Proceedings............................................................................................   19

Item 3.  Changes in and Disagreements with Accountants................................................................   19

Item 4.  Recent Sales of Unregistered Securities......................................................................   19

Item 5.  Indemnification of Directors and Officers....................................................................   20

PART F/S

Financial Statements..................................................................................................  F-1

PART III

Items 1 and 2.  Index to Exhibits and Description of Exhibits.........................................................   20

SIGNATURES............................................................................................................   21

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                                    PART I


CybeRecord, Inc. (which we refer to in this registration statement as "we" or the "Company" or "CybeRecord") has submitted four previous filings to the Securities and Exchange Commission (the "SEC") on Form 10-SB. The first filing, our original Form 10-SB, was filed electronically via EDGAR on October 26, 1999. The second filing, an amended Form 10-SB, was filed via EDGAR on February 11, 2000. The third filing, a second amended Form 10-SB, was filed via EDGAR on April 20, 2000. The fourth filing, a third amended Form 10-SB, was filed via EDGAR on June 21, 2000.

THE INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT, REPLACES, IN ITS ENTIRETY, THE INFORMATION CONTAINED IN OUR PREVIOUS FORM 10-SB FILINGS.

Item 1.  Description of Business.

Form and Year of Organization

CybeRecord, Inc. was formed on February 17, 1969 under the laws of the State of Florida. The Company was first named Flexi-Built Modular Housing Corporation. In March 1984, we changed our name to Flexicare, Inc., and then in September 1996 we changed it again to Pillar Entertainment Group Inc. In November 1997 we acquired all of the outstanding stock of Chrysalis Hotels and Resorts Corp. and changed our name to Chrysalis Hotels and Resorts Corp.

Prior to 1999, the Company did not engage in any significant business activities. In April 1999 we acquired a group of assets from people who were working independently to develop technology relating to microfilm scanning device design. The people from whom we acquired the assets were James J. Lucas, Glenn and Paulette Kimball, Marek Niczyporuk, James L. and Barbara Baker Quinn, Herbert and Patricia Walker, and Alva D. and Kirsten Cravens. These people were not part of a company, but they were coordinating their work and for convenience we will refer to them as the "Kristal Group."

The assets we acquired from the Kristal Group in April 1999 all related to the development, production, and marketing of our key product: a low-cost, high-speed automated microfilm scanning device, which we have named "ScanServer." The assets we acquired included: (a) owned and licensed intellectual property rights for the device's overall design, and all hardware design; (b) computer programming code and all software developed including (but not limited to) all software needed to allow ScanServer to operate reliably and with commercial quality and efficiency; (c) programs software, including all related trademarks and intellectual property, in machine readable or human readable form (or both);
(d) rights to, and any rights to apply for and register, patents and patent applications, copyrights, trademarks, trade secrets and all other proprietary rights relating to the intellectual property we acquired; (e) records and files relating to manufacturing, quality control, sales, marketing, customer support, and designs for the intellectual property we acquired; (f) derivative works of intellectual property; and (g) all related documentation. We also acquired hardware patents, rights to hardware patents, customer lists, contracts, agreements, licenses or license agreements, commitments, warranties, claims, and other existing and inchoate rights. We treated the costs of these assets as research and development expenses because we determined that the assets had not, at the time we acquired them, reached technological feasibility.

We issued Company common stock to pay for the assets we acquired from the Kristal Group in April 1999. In May 1999 we changed our name to CybeRecord, Inc. Since April 1999 we have continued to conduct our research and development and marketing activities under the name CybeRecord, Inc. As of the filing date of this registration statement, we are in the early stages of manufacturing ScanServers for commercial distribution.

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Risk Factors

Forward-Looking Statements

In explaining our business in this registration statement, some of what we say will be "forward-looking statements." Words such as "expect," "anticipate," "intend," "believe," "plan," "objective," "target," "goal," and similar expressions indicate that a statement is forward-looking. Our forward-looking statements reflect our management's beliefs and assumptions based on the information we currently have available. Because our forward-looking statements are based on what we know and expect at the time we are preparing this registration statement, we cannot be sure that the actual course of our business activities will correspond to what we say in our forward-looking statements. There are many risks and uncertainties that could cause the assumptions we have used to formulate our business plans to turn out to be wrong. If our assumptions turn out to be wrong, our business's actual performance could be much worse than we anticipate based on our current assumptions. If our business does not perform as well as investors expect, or analysts or investors develop concerns about how well our business will perform, the trading prices for our stock are likely to decline, perhaps substantially.

As explained in more detail below, our business is to develop, manufacture, and market a low-cost, high-speed automated microfilm scanner. The following paragraphs describe the key risks and uncertainties we believe could have a serious negative effect on our business, or at least delay our progress. While we are not currently aware of circumstances that would produce the potential problems and delays we describe below, we recognize that we cannot foresee what adverse events our business might encounter. If our business does encounter unexpected problems because of risks and uncertainties, investors could lose some or all of their investments in our business.

If We Cannot Identify Reliable and Affordable Parts Vendors, Cannot Assemble ScanServers on Schedule, Cannot Produce ScanServers Within Necessary Quality Control Standards, or Encounter Problems with Parts Orders, There Will Be Serious Negative Effects on Our Ability to Produce Revenue

As reflected in our financial statements, we are currently a development stage company. As of the filing date of this registration statement, we have begun limited commercial production of ScanServers. We have never generated any revenues from sales. If, as we proceed with commercial production, we encounter problems, we will not progress from development to revenue-generation in the time frame we have planned on as set forth in our "Plan of Operation" below. Problems could arise from being unable to identify reliable and affordable sources of quality parts necessary to build our scanners, being unable to assemble scanners on schedule even if parts arrive on time and in sufficient quantities, or producing scanners that do not meet necessary quality-control standards. Additional problems could come from ordering wrong parts, failing to order parts for delivery in time to meet assembly schedules, and failing to assure that delivered parts are the parts that were ordered. If we experience any significant problems in these areas relating to production, it will most likely have a serious negative effect on our ability to produce revenue.

We Could Have Problems with the Domestic Shipping Channels We Use to Deliver ScanServers and Parts to Customers, Which Could Lead to Missed Delivery Schedules, Damaged Goods, and Customer Relations Problems

We rely upon vendors to ship our ScanServers and parts to customers. Our vendors may encounter delays in delivering the ScanServer and parts in accordance with our instructions. These delays could cause us to miss delivery schedules and lead to customer relations problems. ScanServers and parts could also be damaged during shipping, which would cause further delays from needing to repair or replace damaged ScanServers or parts. If we do not have adequate insurance in place to cover the cost of damaged shipments, any damage our ScanServers or parts encounter during shipment will also increase our total costs to deliver operational ScanServers to our customers.

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If We Cannot Generate Sufficient Cash from Operations or Otherwise Obtain
Funding Adequate to Continue and Expand Our Current Production Activities, It Will Have a Serious Negative Effect on Our Business

During the next 12 months, our foreseeable cash requirements are expected to be met by a combination of existing cash, revenue generated by our sales, and additional equity and/or debt financing. We are currently devoting substantial resources to the development of our products and to the establishment of sales and distribution relationships. Substantial additional capital may be required in the future to fund product development and product launch cycles. No assurance can be given that additional financing will be available or that, if available, such financing will be obtainable on terms favorable to us or our shareholders. If needed capital is unavailable, our ability to continue in business will be jeopardized. To the extent we raise additional capital by issuing equity or securities convertible into equity, ownership dilution to our shareholders will result.

If we encounter any problems with building up our commercial production as we intend, it will delay our ability to generate revenue from operations. If during any delays, we cannot obtain sufficient funding to keep operating our business, our business will most likely fail or have to be sold. Furthermore, even if our commercial production activities proceed smoothly, there will be a delay before we can generate sufficient cash from operations to meet our on-going expenses. If we cannot obtain adequate credit or sufficient cash from selling additional stock while we are trying to build up our production and revenue stream, it will delay or limit our activities and hurt our business. Also, if the securities markets in the United States are in a down cycle at a time we wish to sell stock, it will most likely be harder for us to raise cash through stock sales than it would be if securities markets were strong and rising.

If We Encounter Unexpected Problems with Our Critical Technology, It Could Damage Our Current and Future Business Results

We have developed our key technology with the goal of creating a microfilm scanner that can automatically recognize individual images, locate the boundaries between images, and accurately convert images into digital form. We have been testing and refining our technology, but we cannot be certain that we have identified and corrected all the potential problems that could prevent ScanServer's hardware or software from functioning properly. If we do encounter serious problems with our critical technology, it will hurt our ability to market the ScanServer to new customers and our existing customer relationships are likely to suffer also.

If We Lose Key Personnel or Have Problems Hiring Qualified New Management and Technical Employees, It Could Have a Serious Negative Effect on Our Business's Future Growth and Operating Results

Our current engineering and technical employees, as well as our President and Chief Executive Officer, have specialized knowledge and experience relating to the ScanServer and to the microfilm scanner industry generally. Our future success depends heavily on our ability to retain our key management and technical personnel. Competition for skilled technical and management employees is intense within and among high-technology industries. We therefore may not be able to retain our existing key management and technical personnel, and we do not have employment agreements with any of our key personnel. In addition, we may not be able to attract additional qualified employees in the future. If we lose key management or technical employees or cannot attract qualified new employees, it could have a serious negative effect on our business's future growth and operating results.

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If We Cannot or Do Not Adequately Protect Our Intellectual Property Rights, Our
Business Will Be Negatively Impacted

As disclosed below under Part I, Item 1, "Patent, Trademark, and Service Mark Applications and Research and Development Activities," we have applied for patents to protect technology related to the ScanServer, and trademarks and service marks to identify and distinguish our goods and services from others.
If the United States Patent and Trademark Office ("USPTO") or foreign equivalent agencies do not grant the patents for which we have applied, we could be seriously hurt by competitors taking advantage of our critical technology. Likewise, if the USPTO or foreign equivalent agencies do not grant the trademarks and service marks for which we have applied, it will expose us to damage from competitors taking advantage of similarities with our goods and services. Even if we receive all the patents, trademarks and service marks for which we have applied, we may not be able to enforce our patents, trademarks and service marks against infringement of those rights, which would also very likely cause serious harm to our business.

If We Have Problems Obtaining Necessary Governmental Approvals and Agency Listings, It Could Delay Our Marketing and Distribution Process and Impede Our Ability to Expand into New Markets

Our ScanServers include electronic components for which we must obtain evidence of compliance with Federal Communications Commission ("FCC") standards concerning radio frequency emissions (under Part 15 of the FCC's rules). Our electrical components should also receive safety listings from Underwriters' Laboratories ("UL"). To the extent we seek to place our ScanServers into service in Canada, the United Kingdom, and other parts of Europe and the rest of the world, there are similar requirements for testing and approval (such as the European equivalent of UL known as "CE"). In June 2000 the ScanServer unit passed FCC radio frequency emissions tests, however as of the date of this registration statement, we had not completed the UL and CE testing process. We did not apply for FCC approval earlier, because we needed commercial production ScanServer units to do so. Our first commercial production units were assembled during May 2000, so that is when we began the testing process. We must make another commercial production ScanServer unit available to UL to complete this process. Once we deliver the unit, we expect it will take another approximately two months or so to complete the UL and CE testing process, during which time UL will retain one of our production ScanServer units for testing. For additional disclosure concerning the current status of governmental and safety approvals, see "Plan of Operation" below.

If we are delayed in obtaining any necessary approvals or clearances, it will delay our ability to distribute ScanServers in the affected locations. If we are unable to obtain a required approval or clearance, we will either have to forego marketing our ScanServer in the affected locations or expend the time and money to change our ScanServer until it meets the applicable requirements.
Delay or failures in obtaining governmental or agency approvals or listings could have a significant negative impact on the development of our business.

If General Economic Conditions in Our Target Markets Are Bad, It Could Seriously Hurt Our Marketing Results

Like many other businesses, our business will be sensitive to general economic conditions that affect us or our potential customers or both. For example, if interest rates rise and our expenses in running our business increase accordingly, it will be more difficult for us to price our scanner competitively and still generate a profit. If the businesses, agencies, and organizations that we plan to target as our customers experience financial constraints for any reason, they may decide that using our scanner to convert their microfilm records to digital form is an expense they prefer to forego or delay. If we are not able to place as many scanners with customers as we expect, our revenues will be lower than we anticipate and this will impede the continuing development of our business.

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Business Operations We Conduct in Foreign Countries Could Expose Us to Serious
Additional Risks from Differing Laws and Regulations, Language and Cultural Barriers, Political Uncertainty, Currency Risk, Staffing, Service, and Shipping Problems, and Economic Downturns Affecting Our Foreign Markets

To the extent that we distribute our ScanServers outside of the United States (which we intend to do), we will be exposed to additional risks beyond those related to conducting business within the United States. These additional risks are numerous. We could experience problems because we are unfamiliar or lack experience with the regulatory and legal requirements of foreign countries in which we conduct business. We could experience problems from language and cultural differences. Unexpected political changes or governmental instability in the foreign countries where we distribute our ScanServers could hinder or disrupt our ability to conduct business as we expect. Unfavorable shifts in currency exchange rates between United States dollars and the currencies of the foreign countries in which we do business could increase our costs (for example, with respect to shipping or payroll) or decrease our revenues (due to losses upon conversion of foreign currency to U.S. dollars) associated with our foreign operations. We could have difficulty finding enough qualified local personnel (such as management, sales, technical support, service, and administrative staff) to properly run our foreign operations. Any problems with staffing could lead to problems with maintaining adequate inventory at our foreign offices and an inability to perform any necessary warranty or maintenance services properly and promptly. We could encounter problems locating reliable international shipping vendors, and we could encounter problems clearing customs in each foreign country. Problems in these areas could cause us to miss delivery schedules and lead to customer relations problems. All of these risks are in addition to the risk that even if economic conditions in the United States are good, serious and sustained downturns could occur in the economies of the foreign countries in which we conduct business, which would almost certainly damage (perhaps severely) that segment of our business. The more we depend on our foreign operations, the more badly we could be hurt by negative events associated with the special risks those operations carry.

Principal Product

Our business is to develop, manufacture, and market a low-cost high-speed automated microfilm scanner. We believe the key drivers for microfilm conversion are the desire to have speedier and more convenient access to records, and the desire to share and transmit images electronically. Our ScanServer technology creates images that can be transmitted across the Internet or placed on a server and made accessible by intranet. Users can select the standard image format they wish to use for their converted microfilm images, which are stored on a computer hard-drive. Among the standard image formats available are "tif," "jpg," and bit map files. The stored images can be cataloged, viewed, and transmitted electronically using standard "off-the-shelf" software.

Our ScanServer does not produce a computer file that can be edited as text or other types of data. The digital record is essentially an electronic picture of the original microfilm image. A converted image, if it consists of text, could, if a customer chose, be loaded into an optical character recognition (OCR) device or program. This step is not part of what ScanServer provides to its users, however. It would require customers to use separate applications with the necessary capabilities. We envision that in the future we may find opportunities to develop alliances with other types of information management businesses, such as in the areas of conversion to word-processible documents or databases that could be edited, sorted, or searched. We do not presently have any alliances of this type in place or under development. We have incorporated nothing into ScanServer's current design to mesh with or enable other conversion processes, except the ability of ScanServer software to improve the clarity and contrast of imperfect or deteriorated microfilm images.

We plan to rent our microfilm scanners to customers who can use them to convert their microfilm records to digital form. We currently do not intend to encourage customers to purchase ScanServers. We plan to base the fees we charge our customers on the number of images they convert from microfilm to digital format. We call this per-image fee a "click-charge."

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Competitive Business Conditions, Position in Industry, and Methods of
Competition

Offering customers the ability to rent rather than buy or lease our ScanServer, and to pay based on the number of images converted, are two of the key factors we believe will allow us to offer an attractive alternative to other options customers may consider. We believe our target customers have essentially two alternatives to renting our ScanServer: outsourcing their records to a third party (such as a service bureau) for conversion or purchasing or leasing other producers' microfilm scanners.

In our view, outsourcing has the drawback of taking critical, potentially irreplaceable records away from the customer's premises and out of the customer's control. This means that while the records are being converted, the customer does not have access to them. In addition, the charges for conversion through outsourcing can be significant for customers that have millions of records to convert. The information we have from potential customers on their expected costs for service bureau conversion range from 5c to 15c per image converted or more. We plan to offer a "click charge" pricing structure with a sliding scale based on the number of images converted. We expect that the high end of our pricing scale will meet the lowest prices service bureaus can offer. We expect that for customers whose volume places them in the middle or lower end of our sliding scale, the per-image charge will be lower than the least expensive service bureau charges. At the same time, our customers will not need to surrender control of and access to their records during the conversion process. Our customers will be able to use the ScanServer at their places of business.

A chief drawback we perceive with respect to purchase or leasing our competitors' scanners is the need for businesses to include purchase or leasing costs in their capital planning cycles. Another drawback is the potentially limited usefulness of any purchased or leased scanners after the initial conversion process is completed. A business may be required to purchase or lease a large number of scanners to complete initial conversion in a timely manner, but need fewer machines to keep up with on-going microfilm conversion. With our proposed rental arrangement based on click-charges, there is no need for capital budget treatment and no need to procure more scanners than are required to meet a business's current needs. We envision that many potential customers may prefer to rent several ScanServers for a limited period to facilitate conversion of microfilm images over a shorter time period. In this way, a customer does not have to endure an extended disruption to records access and does not have to devote as much personnel attention to the conversion process. Our click-charge approach facilitates use of multiple scanners in a way we believe purchase or lease arrangements do not.

Our currently available information on prices for other companies' microfilm scanners indicates that they range from $50,000 to $160,000 for a single scanner. We believe that SunRise Imaging, Inc. and Mekel are presently the leaders in the microfilm scanner market. Fuji also offers a proprietary scanner limited to its own 16mm blipped roll film.

Both SunRise Imaging and Mekel have recently been acquired by other companies. We believe that the effect of these acquisitions is likely to make them less competitive than they were before. The reason we believe this is so is because both companies were acquired by businesses that we see as focused and experienced primarily in areas outside of the microfilm scanner business. (In the case of the company that acquired SunRise Imaging, this primary business relates to software for analyzing fingerprints, and in the case of the company that acquired Mekel, the primary business is photocopy machines.) In our view, these acquiring companies will not necessarily be motivated to aggressively market and promote innovation of their microfilm scanner products, because microfilm scanners are not their primary business.

So far as we know, none of the existing microfilm scanner companies place their products without a sales contract or third party lease, both of which require capital purchase approval and capital. The exception is a Fuji film scanner that sells for around $16,000, but the scanner is limited to 16mm Fuji blipped roll-film and is therefore in our view not a competitor for the general microfilm scanning market.

The other important distinctions between our ScanServer and the other microfilm scanners with which we are familiar are the degree of automation, simplicity of use, multiple film format capability, and quality of converted images. Our ScanServer incorporates two key software components that we believe will give our product a significant competitive advantage. We call them "ImageFinder" and "ImageRestore."

ImageFinder is designed to automatically detect and distinguish between images on microfilm. As explained in a November 30, 1999 press release available through our Website (www.cyberecord.com), we tested ImageFinder in November 1999 using microfilm samples we selected specifically to challenge ImageFinder's capabilities. The sample included overlapping images and films that had different size images intermixed with each other. We were very pleased with the results of our test. Our ImageFinder software partitioned the images on the test samples with 100% accuracy, without the need for operator intervention.

ScanServer's ability to accurately locate and distinguish among microfilm images is central to our marketing strategy. Our goal is to offer a scanner that requires minimal human supervision, so that our customers will incur lower personnel costs and less work disruption than will other scanners. To accomplish this goal, our scanner has to provide reliable, automatic image recognition. Our ImageFinder software is designed to meet this need. Furthermore, the ScanServer works with a range of microfilm formats, including fiche, jacketed and cut film, reel and cartridge formats, and aperture cards.

The ScanServer's second key software component is ImageRestore. ImageRestore is designed to automatically restore contrast, clarity, and content to digital images produced from microfilm records. As described in an August 3, 1999 press release available through our Website, when we tested ImageRestore on a variety of microfilm samples, we obtained very good results. The images we tested not only had improved clarity, but extraneous marks such as scratches and specks had been removed.

Another advantage we believe we can offer customers with ScanServer is simplicity of use. We have designed ScanServer to be easy enough to operate to allow an unskilled clerk to use it correctly with minimal training. Our ScanServer is no more difficult to operate than a simple photocopier. A set of microfilm records is placed into the ScanServer, the operator chooses the copying options, presses the start button, and the ScanServer carries out the conversion process automatically. We consider this a significant improvement over other currently available scanners, which we believe are complicated and cumbersome to operate and require substantial training. Our competitors' scanners require an operator to manually process each image in microfilm format, particularly difficult images. By "difficult," we mean images that are overlapping, have unclear borders, are non-standard shapes or sizes or are skewed within their frames. Our ScanServer is designed to automatically detect even difficult images. If other scanners are less reliable in accurately and consistently recognizing individual microfilm images, they have to be much more closely attended because an operator has to manually check and compensate for any image recognition errors.

Even though we believe that our click-charge approach will enable customers to more quickly and efficiently convert existing microfilm records to digital form, we anticipate that many businesses and agencies will continue to generate records on microfilm in the future. This is because microfilm is considered one of the most durable and economical methods of storing large quantities of information. Microfilm has been in successful use for more than one-hundred years, and does not depend on computer programming to make it accessible. Microfilm therefore does not carry the risk that it could become unretrievable because of outmoded software the way computer-generated data can. Therefore, we believe businesses will most likely continue to keep critical records on microfilm because of its durability. At the same time, we expect that for ease of access, management, and distribution, they will also want to create duplicate records in digital form.

Potential Customers and Markets

In identifying the scope of our target market and potential customers, we have relied on widely recognized sources in the information management field (such as the Association for Information and Image Management or "AIIM"), as well as direct contacts with customers and the substantial experience of our management, research and development, and sales personnel. According to information posted on AIIM's public Website (www.aiim.org), AIIM is the successor to the National Microfilm Association, which was founded in 1945. AIIM claims membership of more that 650 corporations and 9,000 individuals. Based on our management's long experience in the information and imaging industries and the information we have about AIIM, we believe AIIM to be a respected and reliable source of information. AIIM has commissioned and published substantial studies of the magnitude, make-up, and growth rate of the market for document imaging and information management, which are available through AIIM's Website.

The information published by AIIM and other industry sources provides independent confirmation of what our own experience and marketing efforts have indicated: that a vast array of businesses, organizations, and agencies worldwide have stored and continue to generate enormous quantities of critical information in various microfilm formats. These include banks and financial services institutions, insurance companies, libraries, government and law enforcement agencies (federal, state, and local), educational and research institutions, and private businesses. The types of information these potential customers have in their microfilm records include such documents as mortgage records, customer service and loan records, insurance policies, personnel and human resources records, claims files, intelligence data, IRS records, birth, death, and marriage certificates, arrest and fingerprint records, medical records of all kinds, and so forth. Initially, we expect to focus our marketing efforts most heavily on government agencies (including law enforcement), banking, insurance, and title companies. To help us establish ourselves in these areas, we have focused on recruiting and hiring sales and marketing personnel with experience and contacts in each of these sectors.

Methods of Distribution and Marketing

We currently expect to distribute our ScanServer through direct sales channels. We also plan to work to develop relationships with resellers, value-added resellers, and system integrators as viable opportunities emerge. Our marketing strategy is to use in-person and telephone sales calls, advertising, direct mail, and trade show appearances. We plan to target our advertising in trade magazines aimed at the types of businesses and agencies we have identified for our initial marketing focus, such as government, banking, insurance, and title companies.

Sources and Availability of Raw Materials

Manufacturing the ScanServer requires three types of basic materials: metal parts for the structural and exterior components, optical elements, and computer parts. We expect to purchase optical components for our ScanServers from commercially available sources. The computer parts are available from over-the-counter computer stores. Most of the metal components require custom manufacturing, for which we have arranged with a third-party contractor. We do not expect to be dependent on any single or few sources for raw materials.

Dependence on One or a Few Major Customers

We do not anticipate that we will be dependent on a single or very small number of customers.

Patent, Trademark, and Service Mark Applications and Research and Development Activities

We currently have a number of United States and foreign patent applications pending with respect to our ScanServer's technology. We have also applied for trademark and service mark protection for the words "cyberecord" and "4eyes." Since acquiring the assets of the Kristal Group in April 1999, essentially all of our activities have been focused on research and development, but none of the associated costs have been or will be borne directly by our customers.

Governmental Regulation and Environmental Compliance

We are not aware of any current or pending federal, state, or local environmental laws or regulations that are likely to have a significant impact on our business operations. We do not anticipate any significant governmental regulation unique to our business, other than the matters described in the Risk Factors set forth above entitled "If We Cannot or Do Not Adequately Protect Our Intellectual Property Rights, Our Business Will Be Negatively Impacted" and "If We Have Problems Obtaining Necessary Governmental Approvals and Agency Listings, It Could Delay Our Marketing and Distribution Process and Impede Our Ability to Expand into New Markets."

Employees

We currently have 18 employees, all of whom work full time for the Company or one of its wholly-owned subsidiaries.

Item 2.  Plan of Operation.

In February 2000 we produced two prototype ScanServers that will be used for testing and evaluation. Over the next 12 months, our goal is to move from a development stage company to commercial production of the ScanServer. As of June 2000, we had received sufficient hardware components to assemble 30 ScanServers and sufficient computer and electronic components for 10 ScanServers. (We ordered hardware for a larger number of ScanServers because these components require custom manufacturing.) We have leased space in Modesto, California to allow us to assemble initial production models of ScanServer units for commercial shipping. We shipped one completed production model ScanServer at the end of May 2000. During June 2000, we shipped another eight ScanServers.

During July 2000, we also undertook a rigorous testing program for our first run of commercial production ScanServer units. This testing program revealed a noisy lead screw in the ScanServer's camera lens transport mechanism. As soon as we made this discovery, we took immediate action to correct the problem for future production units, as well as to replace the camera lens transport mechanisms in each of the units we had shipped during May and June 2000.

Because we focused our efforts on analyzing and correcting the problem with the lead screw in the camera lens transport mechanism, we did not ship any new ScanServer units during July 2000 and August 2000. Once we have completed the process of replacing our previous camera lens transport mechanism with the re-engineered mechanism, we will resume manufacturing new units (which will also include the re-engineered mechanism). We expect to begin shipping units again in September 2000. Our goal going forward is to achieve a continuing production rate of approximately 20 units per month. Our initial target geographical market is the United States, to be followed by Canada, the United Kingdom, Colombia, Brazil, and Mexico.

Although we currently lease assembly space in Modesto, California, we expect to shift the bulk of our assembly requirements to an outside contractor as soon as possible. At the same time, we plan to maintain at least limited capacity for in-house assembly. We intend for this capacity to act as a safety net. It will give us the ability to complete a minimal number of ScanServers even if we experience problems with outside assembly contractors.

During July 2000 our quality control testing programs revealed the need to re-engineer the ScanServer's camera lens transport mechanism (as described above). This required us to order new parts on short notice, which we needed both to replace transport mechanisms in previously shipped ScanServer units and to install into future production units. Taking these critical steps during July 2000 added to the unexpected cash demands we experienced. The need to modify the ScanServer units we had previously shipped has also delayed the generation of revenues from those units, because they could not be placed into service without the necessary modifications.

Because of these unexpected developments, we found that by the beginning of August 2000 we were in need of immediate additional cash to fund our operations. We are currently seeking the additional financing required in the future to fund product development and product launch cycles. See "Risk Factors."

Once we have established an on-going commercial production rate of approximately 20 ScanServer units per month, and if we are able to consistently and quickly place those units into service, we believe that we will be able to generate adequate revenues from distributing ScanServers to sustain our operations at a modest level. Without raising additional funds through future debt and/or equity financings, we do not expect to be able to expand the scale of our production and marketing efforts quickly, but we believe that meeting the goal of producing and placing into service 20 ScanServer units each month could sustain our business and allow us to grow slowly. Additional capital investment or available borrowed funds for our business during the next 12 months would influence our activities in three key respects: how much advertising we are able to do, how quickly we can expand the scale of our production operations, and how quickly we can enter additional geographical markets. If we are able to secure additional funding through stock sales or borrowing, we would expect to pursue these areas to the extent we considered it feasible. We cannot, however, be certain of placing enough ScanServers into service over the next 12 months to meet our operating requirements. If we do not place enough units, then we will need to either obtain adequate commercial credit arrangements or sell additional stock to fund our continuing operations. We do not currently have commitments in place for obtaining credit or selling any additional stock.

As of June, 2000, we had completed the steps necessary to demonstrate compliance with Federal Communications Commission ("FCC") regulations concerning radio frequency emissions (under CFR 47, Part 15, Subpart B 1998, Class A). These steps involved submitting one of our ScanServers to an accredited laboratory for testing. The ScanServer has passed these tests, as well as tests for compliance with comparable Canadian regulations (CSA). We are currently awaiting final reports on these tests, but we have received certificates stating that the ScanServer has passed the applicable tests and the unit used for testing has been returned to us.

We have also started the process to receive safety listings from Underwriters Laboratories, Inc. ("UL") and the European equivalent of UL, known as "CE." As of the date of this registration statement, we had not completed the UL and CE testing process. We must make another commercial production ScanServer unit available to UL to complete this process. Once we deliver the unit, we expect it will take approximately two months to complete the UL and CE testing process, during which time UL will retain one of our production ScanServer units for testing.

As explained under the Risk Factor above entitled "If We Have Problems Obtaining Necessary Governmental Approvals and Agency Listings, It Could Delay Our Marketing and Distribution Process and Impede Our Ability to Expand into New Markets," we did not apply for FCC approval or UL and other similar listings earlier because we needed commercial production ScanServer units to do so. This is because we had to show that the commercial units we would distribute to customers (as opposed to prototypes) could pass the applicable tests and satisfy the applicable standards. Our first commercial production units were assembled during May 2000, so that is when we began the testing process.

As of the date of this registration statement, we do not intend to conduct significant new research and development efforts relating to the ScanServer during the next 12 months. We expect to give primary operational focus to manufacturing ScanServers and placing them into commercial service. As an integral part of moving from product development to production, we expect to conduct on-going evaluation of possible ways to improve production and lower costs. We also expect to devote a modest level of development effort to completion of a roll-film feeder for the ScanServer. In addition, if sufficient capital is available during the next 12 months, we expect to begin research and development on a machine that will transfer digital images onto microfilm. As our operations continue, we also expect to watch for new opportunities to further develop or build on our core technologies in ways that complement our microfilm scanning business. We do not currently have any concrete plans in this regard, however.

In June 2000 we leased facilities in Modesto, California to provide space for our initial in-house assembly activities. Over the next 12 months, we do not intend to acquire significant new plant or equipment or any other significant new facilities devoted to the production or assembly of ScanServers.

We do not currently expect to hire a significant number of additional employees during the next 12 months. We believe that overall, the complement of management, technical, and sales and marketing personnel we currently employ should enable us to proceed with production and marketing at our initial target levels over the next 12 months.

Item 3.  Description of Property.

The Company leases offices at 800 Bellevue Way, N.E., Suite 400, Bellevue, Washington under a written lease, which runs through December 31, 2000. The Company has the right to terminate the lease early (on June 30, 2000) by providing 30 days' prior written notice. Unless terminated, after December 31, 2000 our lease will automatically renew for successive one-year terms, with annual seven percent increases in the monthly rental amounts. The terms of our lease provide for office space, communication services, access to common spaces, and office furniture. Our lease is with Vantas Bellevue, 800 Bellevue Way, NE, 4th Floor, Bellevue, Washington 98004, telephone number (425) 462-4059. Our Bellevue lease provides us with approximately 380 square feet of office space and access to an additional 8,714 square feet of shared common space, at an annual lease cost of approximately $28,620.

In June 2000, we also leased facilities in Modesto, California to provide space for assembling ScanServers. Our lease is with Rubicon Investments, Inc. and runs from June 1, 2000 through November 30, 2000, with an option to extend this lease if we desire. The Modesto, California facilities have about 3,250 square feet and the annual lease cost is approximately $21,300.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of September 5, 2000, the stock ownership of each executive officer and director of CybeRecord, of all executive officers and directors of CybeRecord as a group, and of each person known by CybeRecord to be a beneficial owner of five percent or more of its common stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares listed opposite his or her name and has sole investment and voting power for those shares. No person listed below has any options, warrants, or other rights to acquire additional securities of the Company except as otherwise indicated.

================================================================================
    Name and Address               Number of Shares
  of Beneficial Owner (1)         Beneficially Owned        Percentage of Class
================================================================================
James J. Lucas
401 - 100th NE, #316
Bellevue, WA 98004-5456                1,500,000                    8.96
--------------------------------------------------------------------------------
Glenn Kimball*
2850 College Avenue
Modesto, CA 95350                      1,500,000                    8.96
--------------------------------------------------------------------------------
Marek A. Niczyporuk
962 Elsinore Drive
Palo Alto, CA 94303                    1,300,000                    7.77
--------------------------------------------------------------------------------
Brent Nelson
5395 176th Place
Bellevue, WA 98004                     1,225,000**                  6.90
--------------------------------------------------------------------------------
Thomas Morikawa
1737 14th Avenue
Seattle, WA 98122                      1,115,000                    6.66
--------------------------------------------------------------------------------
James L. Quinn***
3419 Evergreen Point Road
Medina, WA 98039                       1,100,000                    6.57
--------------------------------------------------------------------------------
Alva D. Cravens
17235 Deerpark Road
Los Gatos, CA 95032                      100,000                    0.60
--------------------------------------------------------------------------------
Robert Hogan
800 Bellevue Way NE, 4th Floor
Bellevue, WA 98004                          none                     n/a
--------------------------------------------------------------------------------
William S. Altieri
675 Sharon Park Drive
Menlo Park, CA 94025                        none                     n/a
--------------------------------------------------------------------------------
All directors and executive
officers as a group (7 persons)
                                       6,725,000                   37.89
================================================================================

  *  Shares held jointly with Mr. Kimball's wife, Paulette Kimball
 ** Includes 1,000,000 shares that may be acquired by Northwest Capital Partners, L.L.C. for $.01 per share under a consulting agreement with CybeRecord if conditions specified in the consulting agreement are satisfied. Mr. Nelson is the president and sole owner of Northwest Capital Partners, L.L.C.
***  Shares held jointly with Mr. Quinn's wife, Barbara Quinn

(1) For purposes of this table, a person is considered to "beneficially own" any shares with respect to which he or she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated above and subject to applicable community property law, voting and investment power are exercised solely by the person named above or shared with members of his or her household.

Item 5.  Directors and Executive Officers, Promoters and Control Persons.

The directors and executive officers of the Company and their ages as of the filing date of this registration statement are as follows:

Name                  Age     Position

William S. Altieri     71     Director
Alva D. Cravens        60     Director
Robert Hogan           54     Director
James J. Lucas         58     Director, Chief Executive Officer, and President
Brent Nelson           38     Director and Secretary
James L. Quinn         63     Vice President of Sales
Glenn S. Kimball       67     Vice President of Engineering
Marek Niczyporuk       34     Vice President of Software Development

William S. Altieri, Director -- Mr. Altieri was appointed a Director on November 15, 1999. Since 1975, he has been a self-employed marketing and sales consultant for clients in a variety of business areas, including franchising, computer services, soft drinks, automobile products, and food products. Mr. Altieri's experience encompasses domestic and international product branding, corporate and product positioning, and advertising and general marketing for consumer, industrial, and high-technology products. He has been employed as a Brand Manager for Procter and Gamble's Joy detergent. He later joined Norman, Craig and Kummel Advertising in New York City as a Vice President and was promoted to Senior Vice President of European Operations directing marketing programs for Colgate Palmolive, Chesebrough-Ponds, and American-Cyanamid. Subsequently, he became a senior partner and Managing Director of London's Jack Tinker Advertising, where he was responsible for adapting U.S. marketing efforts into European marketing programs for Coca-Cola, Exxon, Miles Laboratories, and Nabisco. Mr. Altieri holds an MBA from Stanford University. As a Lieutenant in the United States Navy, he served on an UDT (Underwater Demolition Team), now called a SEAL (Sea Air Land) team. Mr. Altieri's term as Director runs through the next annual shareholders' meeting. As of the filing date of this registration statement, the Company's Board of Directors has not yet set a date for the next annual shareholders' meeting.

Alva D. Cravens, Director -- Mr. Cravens was appointed a Director of the Company on November 15, 1999. Since January 1999 he has been Vice President of Worldwide Marketing for AdForce, an Internet ad-serving firm recently ranked ninth in Inter@ctive Week magazine's top ten advertising and marketing companies. From March 1998 to January 1999, Mr. Cravens was President of OpenGrid (formerly Ensemble Solutions, Inc.), an electronic distribution company. From April 1996 to January 1998, he served as Vice President of Marketing at Adaptec, Inc., a manufacturer of SCSI, fiber channel, and RAID products. Between August 1992 and March 1996, Mr. Cravens was Vice President of Marketing for Radius, Inc. (now Digital Origin, Inc.), a developer and manufacturer of computer displays and graphic and video technologies. Mr. Cravens has more than 20 years of executive experience in strategic marketing, communications, positioning, branding, and advertising for technology companies. Mr. Cravens holds both a B.A. and an M.A. in communications from San Jose State University. Mr. Cravens' term as Director runs through the next annual shareholders' meeting.

Robert Hogan, Director -- Mr. Hogan is a member of the Board of Directors and currently serves as principal in the firm of Hogan, Steigemeier & Lyons Merchant Bankers. Prior to founding that firm, Mr. Hogan was the Director of Acquisitions of a multi-million dollar consolidated telecommunications and systems integration firm, Exp@nets. In his capacity as Director of Acquisitions, Mr. Hogan headed up the team of senior executives involved in executing a nation-wide business acquisition strategy. The project was underwritten by one of Wall Street's most recognized investment banking firms. He is an experienced and successful entrepreneur having started and developed several telecommunications equipment wholesale and distribution companies in Southern California. Two of Mr. Hogan's companies were acquired by large corporate partners and two were sold in public securities offerings. Mr. Hogan is an active investor in the high technology sector and serves on the board of VisualCommerce, Inc., a private e-commerce applications company. He resides in Bellevue, Washington.

James J. Lucas, Director, Chief Executive Officer, and President -- Mr. Lucas has more than 20 years of senior management experience in digital imaging markets. He joined CybeRecord as President and CEO May 1999, and was appointed a Director on November 15, 1999. From June 1998 to May 1999, Mr. Lucas was Director of National Sales, Seybold Seminars, for ZD Events. From May 1996 to October 1998, Mr. Lucas served as Vice President of Sales and Marketing for SunRise Imaging, Inc. in Foster City, California, and from May 1994 to May 1996 he was Vice President of Sales and Marketing for ScanView, Inc. in Foster City, California. Mr. Lucas' career highlights also include positions as vice president of product marketing and vice president of advertising and public relations for General Electric Company, Calma Division, and vice president of special markets for Eastman Kodak

Company, Atex Division. In 1981, he developed the original business and product concepts for Qubix Graphic Systems, a venture-funded company that went public and was subsequently acquired. Mr. Lucas' term as Director runs through the next annual shareholders' meeting.

Brent Nelson, Director and Secretary -- Mr. Nelson has served as a Director and as Secretary of the Company since October 1997. For more than the past five years, Mr. Nelson has been president of Northwest Capital Partners, L.L.C., a venture capital firm located in Bellevue, Washington. Within the past five years Mr. Nelson has also been Chief Executive Officer of PanPacific Containers L.L.C. and Director of Business Development for Waterwood Mountain Hotel Resort & Spa Ltd. and Waterwood International Spa Resorts, Inc. (both Canadian companies). He earned a diploma in marketing from Douglas College, Vancouver, B.C., Canada in 1983. Mr. Nelson has over 15 years of experience in corporate project financing. Mr. Nelson's term as Director runs through the next annual shareholders' meeting. Mr. Nelson also serves on the Board of Directors of Palmworks, Inc., Mobile PET Systems, Inc., Polar Cargo Systems, Eclipse Entertainment Group, Innovative Communication Technologies, Inc., Esarati Technologies Corp., and Interactive Objects, Inc.

James Quinn, Vice President of Sales -- From December 1994 until he joined CybeRecord in August 1999, Mr. Quinn was Director of International Sales for Tally Printer Corporation, Kent, Washington. Mr. Quinn graduated from Franklin Marshall University in 1958.

Glenn Kimball, Vice President of Engineering -- For more than five years before joining CybeRecord in May 1999, Mr. Kimball operated an independent consultant business, Kimball Engineering. Mr. Kimball has more than 20 years of experience in imaging product development, primarily for large government organizations.
He developed image-processing techniques to separate and enhance poor quality, overlapping bank endorsements and a series of test documents, enabling performance of high-speed check reader sorters for the Federal Reserve. He managed development and production of seven multi-million dollar topographic map compilation systems that performed at micron accuracy for the United States Defense Mapping Agency.

Marek Niczyporuk, Vice President of Software Development -- Mr. Niczyporuk was appointed Vice President of Software Development on April 7, 2000. From May 1, 1999 until April 7, 2000, he served as CybeRecord's Director of Imaging Systems. For more than five years before joining CybeRecord, Mr. Niczyporuk conducted a private software consulting business. He is a leading machine vision and computer image processing scientist with expertise in incorporating advanced image processing methods into successful medical, commercial, and industrial applications. His cardiovascular imaging systems to detect and reconstruct real-time, three-dimensional shapes of the heart surface have been in daily operation since 1989. Mr. Niczyporuk has also developed a system to analyze Doppler ultrasound images, software to interpret retinal topography, machine vision systems for inspection and quality control in the printing industry, and color image analysis programs for a variety of manufacturing environments.

Item 6.  Executive Compensation.

The table below sets forth all compensation paid to the Company's executive officers during 1999 (the Company's most recently completed fiscal year). Other than as indicated in the table below, none of the Company's executive officers received any benefits or compensation in any form (including stock, stock options, stock appreciation rights, long-term incentive plan payouts, etc.) for service as executive officers of the Company during 1999.

                         Compensation Paid During 1999

Position                                Salary      Bonus    Other  Compensation

James Lucas, Pres. & CEO*               $105,000   $12,500
Glenn Kimball, VP Engineering*          $ 72,000   $12,500
James Quinn, VP Sales*                  $ 55,000
Tom Morikawa, Exec. VP of Operations**  $ 71,875                   $25,000
     and Chief Financial Officer
Brent Nelson, Secretary***                                         $ 5,000

  * Salary payments to Mr. Lucas began on May 16, 1999. Salary payments to Mr. Kimball began on May 1, 1999. Salary payments to Mr. Quinn began on August 1, 1999. The amounts stated in the table above reflect actual payments made to these officers from the beginning of their salary payments through December 31, 1999. Had the Company's executive officers been on the Company's payroll for the entire 1999 fiscal year at the same salary rate they received from the beginning of their salary payments through December 1999, their annual base compensation would have been as follows: $168,000 for Mr. Lucas; $108,000 for Mr. Kimball, and $132,000 for Mr. Quinn.

  ** Mr. Morikawa was a Director and the Chief Executive Officer of Chrysalis Hotels and Resorts Corp. (which was the name under which the Company operated until April 1999) through April 1999, and then Director, Executive Vice President of Operations, and Chief Financial Officer for CybeRecord until November 15, 1999. Since November 15, 1999, Mr. Morikawa has been a consultant to the Company and during 1999 received retainer payments under his consulting agreement of $25,000. These consulting payments are included under "Other Compensation" in the table above.

*** Mr. Nelson was a Director and Secretary of Chrysalis Hotels and Resorts Corp. (the last name under which the Company operated before changing its name to CybeRecord, Inc. in April 1999). He is one of the Company's current Directors and shareholders, as well as its Secretary. Mr. Nelson received compensation through payments the Company made to Northwest Capital Partners, L.L.C. under the Consulting Agreement described below under Item 7. These consulting payments are included under "Other Compensation" in the table above.

Item 7.  Certain Relationships and Related Transactions.

1. As described above under Part I, Item 1, in April 1999 the Company issued stock to acquire a group assets from the Kristal Group. Several members of the Kristal Group are now officers or directors, as well as shareholders, of the Company. These include James J. Lucas, who is President and CEO of CybeRecord as well as a director; James L. Quinn, who is Vice President of Sales for CybeRecord; Glenn S. Kimball, our Vice President of Engineering; Marek Niczyporuk, our Vice President of Software Development; and Alva D. Cravens, who is one of the Company's current directors.

     The Company issued 6,000,000 shares of common stock to acquire assets from the Kristal Group. The common stock was valued at $.50 per share, based on stock sales in the same time period. The number of shares issued was based on negotiations between the Company and the individuals who made up the Kristal Group. As part of these negotiations, certain shareholders contributed 5,000,000 shares of common stock back to the Company so that, when the transaction was completed, the parties' ownership percentages in CybeRecord would be as agreed upon within the Kristal Group.

2. In March 1999, the President of CybeRecord, Inc., a Nevada corporation ("CybeRecord Nevada") executed a Consulting Agreement (the "Agreement") with Brent Nelson on behalf of Northwest Capital Partners, L.L.C. ("Northwest"). Brent Nelson is the sole member of Northwest. Brent Nelson is also a director and officer of CybeRecord Nevada. The Board of Directors of CybeRecord Nevada has not yet approved the Agreement.

     The Agreement, which runs from March 1999 through February 2002, provides for Northwest to act as a finder in obtaining financing for CybeRecord Nevada. Northwest's duties under the Agreement include evaluating financing proposals presented to CybeRecord Nevada from the standpoint of financial soundness, CybeRecord Nevada's business plans and programs, corporate financial structures, corporate organization, and other financial matters. In addition, Northwest is to assist CybeRecord Nevada's management in: (1) the development and execution of a strategic short-term, intermediate-term, and long-term financial plan; (2) the negotiation of the terms of financings arranged under the Agreement; and (3) the preparation of presentation materials to be used to obtain financing. Northwest also has the obligation to help CybeRecord Nevada become a company with its common stock quoted on the NASD OTC Bulletin Board.

     In return for Northwest's consulting services under the Agreement, CybeRecord Nevada agreed to pay Northwest $500 per month. If certain conditions are fulfilled, the Agreement can be extended for an additional 36 months and the payment can be increased to $1,000 per month. The Agreement also provides that the consultant is to be issued 500,000 shares of common stock for $0.01 per share when the market capitalization of CybeRecord Nevada reaches $100,000,000 and is to be issued an additional 500,000 shares of common stock at $0.01 per share when the market capitalization of CybeRecord Nevada reaches $200,000,000. Any shares issued under the Agreement will be restricted shares, and will have "piggy-back" rights, so that the shares will be registered upon CybeRecord Nevada's first registration after the shares are issued.

     Two CybeRecord, Inc. exist in the United States: CybeRecord, Inc., a Florida corporation ("CybeRecord Florida") and CybeRecord Nevada. We are CybeRecord Florida. Brent Nelson is a director and officer of both corporations. Brent Nelson is also a shareholder of CybeRecord Florida. Both companies share the same President. Neither company owns the stock of the other. However, both companies have taken steps to merge CybeRecord Florida into CybeRecord Nevada. These steps include the preparation of a merger agreement and the holding of a special meeting of CybeRecord Florida's shareholders in February, 2000, to obtain shareholder approval for the merger (which the shareholders gave at the February 2000 special meeting.) The contemplated merger was solely for the purpose of changing CybeRecord Florida's state of incorporation from Florida to Nevada. This process was initiated before most of the current members of CybeRecord Florida's Board of Directors were in office. After the shareholder vote was taken at the February 2000 special meeting, CybeRecord Florida's current Board of Directors decided it was not a high priority at this time to carry out the merger, and therefore the merger has not been completed.

     Despite the fact that the merger was never completed, Northwest has performed services for CybeRecord Florida (even though Northwest's contract is with CybeRecord Nevada). CybeRecord Florida has paid Northwest $500 per month ($5,000 in 1999). CybeRecord Florida's Board of Directors has not approved a contract with Northwest. CybeRecord Florida and Northwest are working to identify the terms upon which Northwest will provide services to CybeRecord Florida.

     Since December 31, 1999, CybeRecord Florida reached a market capitalization that exceeded $200,000,000. If CybeRecord Florida and Northwest enter into a consulting agreement with stock provisions similar to the provisions contained in CybeRecord Nevada's Agreement, or CybeRecord Florida assumes CybeRecord Nevada's obligations under the Agreement, then Northwest will have the right to purchase the stock from CybeRecord Florida.

3. Tom Morikawa, one of the shareholders named in the table of beneficial security owners under Item 4 above and also a former director and chief executive officer of the Company, was a consultant to the Company from November 1999 until May 15, 2000. Under our consulting agreement with Mr. Morikawa, we paid Mr. Morikawa a monthly retainer of $12,500. In exchange for these payments, Mr. Morikawa remained available to the Company's incoming CEO and Board of Directors to help ensure a smooth transition and continuity of important knowledge about the Company's history and business plans. Mr. Morikawa also agreed under his consulting agreement that for a period of two years from the start date of the consulting agreement, he would not pursue a position or any other ties with a company that competes with our Company in intellectual property development or sales.

4. After January 1, 2000, the Company borrowed $100,000 from Brent Nelson, who is one of the Company's directors and shareholders, as well as its secretary. The Company has repaid this loan, which was due on demand, unsecured, and bore no interest.

The Company believes that the above-described transactions with related parties were at least as fair to the Company as comparable transactions would have been had they been arranged with unaffiliated counter-parties.

Item 8.  Description of Securities.

Common Stock

The Company has authorized 20,000,000 shares of Common Stock, par value $.01. Under its Articles of Incorporation, the Company is also authorized to issue 1,500,000 shares of Class B Common Stock, par value $.10 per share. The Company has not, however, issued any Class B Common Stock and has not registered any Class B Common Stock under Section 12 of the Securities Exchange Act of 1934. Each outstanding share of Common Stock, par value $.01 is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by holders of the Company's Common Stock at meetings of the Company's shareholders.

The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available for payment of dividends, when and if declared by the Company's Board of Directors; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription, or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

All of the issued and outstanding shares of Common Stock are, and all unissued shares when sold will be, duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of the then-existing shareholders may be diluted.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information

The Company's Common Stock ($.01 par value), for which the trading symbol is "CYRD," is currently traded publicly on the over-the-counter market through OTC "Pink Sheets." Our Common Stock was formerly traded on an electronic bulletin board, but during 1999 the bulletin board rules changed to require companies with securities trading on the bulletin board to register under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). When the deadline for our company to register passed and we had not completed our registration under
Section 12(g) of the Exchange Act, we were no longer able to continue stock trading on the electronic bulletin board. It is to enable our Common Stock to resume trading on the electronic bulletin board, and to facilitate future sales of registered stock, that we are now voluntarily registering our Common Stock under Section 12(g) of the Exchange Act.

The Company's principal market makers are Olsen Payne & Company, Paragon Capital Corporation, Sharpe Capital Corp., and Hill, Thomson Magid and Company. The closing price of the Company's common stock was $3.40 on September 11, 2000. The high/low bid information for the Company's stock for the period January 1998 to August 2000 as reported by the "Wall Street City" website (www.wallstreetcity.com) of Telescan, Inc. follows:

Monthly prices (January 1998 to August 2000)

Date          High    Low

Aug 2000      4.250  2.000
Jul 2000      5.000  2.750
Jun 2000      6.250  4.125
May 2000      9.500  5.625
Apr 2000     12.000  4.250
Mar 2000     18.000  5.300
Feb 2000     19.750  3.750
Jan 2000      5.250  1.250
Dec 99        2.125  0.812
Nov 99        1.375  0.625
Oct 99        1.750  0.625
Sep 99        1.000  0.500
Aug 99        1.250  0.937
Jul 99        1.562  1.125
Jun 99        1.875  0.937
May 99        1.437  0.500
Apr 99        1.000  0.406
Mar 99        0.812  0.125
Feb 99        0.375  0.187
Jan 99        0.250  0.125
Dec 98        0.375  0.125
Nov 98        0.593  0.250
Oct 98        0.531  0.218
Sep 98        0.750  0.250
Aug 98        0.937  0.500

Jul 98        1.125  0.750
Jun 98        1.250  0.687
May 98        1.187  0.437
Apr 98        0.687  0.500
Mar 98        0.750  0.375
Feb 98        0.750  0.500
Jan 98        0.750  0.375

Holders

The approximate number of record holders of the Company's Common Stock as of September 5, 2000 was 351, inclusive of those brokerage firms and/or clearinghouses holding the Company's common shares for their clientele (with each such brokerage house and/or clearinghouse being considered as one holder). The aggregate number of shares of Common Stock outstanding as of September 5, 2000 was 16,746,864 shares.

Dividends

The Company has not paid or declared any cash dividends on its Common Stock since its inception and does not anticipate paying cash any dividends on its Common Stock in the foreseeable future.

Item 2.  Legal Proceedings.

The Company is not presently a party to any material litigation, and, to the Company's knowledge, there is no material litigation currently threatened against the Company.

Item 3.  Changes in and Disagreements with Accountants.

The Company has had no changes in or disagreements with accountants on accounting or financial disclosure.

Item 4.  Recent Sales of Unregistered Securities.

The Company has issued the following shares of its Common Stock during past three years without registration under the Securities Act of 1933, as amended (the "Act"):

1. On October 1, 1997, the Company issued 4,000,000 shares to fifty-one non-affiliates at a price of $.06 per share for aggregate consideration of $240,000 pursuant to an exemption from registration under Regulation D, Rule 504 of the Act. In connection with this October 1, 1997 transaction, the Company redeemed and canceled (without compensation) 700,000 of the 4,000,000 shares that were issued.

2. On October 11, 1997, the Company issued 8,000,000 shares to seventeen affiliates. These shares were issued by one of the Company's predecessor corporations, Pillar Entertainment Group Inc., in exchange for all of the outstanding shares of Chrysalis Hotels and Resorts Corp. Following the exchange Pillar Entertainment Group Inc. changed its name to Chrysalis Hotels and Resorts Corp. The shares issued in this exchange transaction were exempt from registration pursuant to Section 4(2) of the Act.

3. On March 24, 1999, the Company issued 1,970,000 shares to ten non-affiliates pursuant to an exemption from registration under Regulation D, Rule 504 of the Act, at a price of $.50 per share for total consideration of $985,000. In consideration for legal services rendered, 46,000 shares were issued to two non-affiliates pursuant to an exemption from registration under Regulation D, Rule 504 of the Act.

4. On April 20, 1999, the Company issued 6,000,000 shares to seven affiliates. These shares were issued by one of the Company's predecessor corporations, Chrysalis Hotels and Resorts Corp., in exchange for assets acquired from the Kristal Group. An additional 50,000 shares were issued as a finder's fee in the transaction. Following the asset acquisition, Chrysalis Hotels and Resorts Corp. changed its name to CybeRecord, Inc. The shares issued in this transaction were exempt from registration pursuant to Section 4(2) of the Act.

5. In November 1999, the Company issued 70,000 shares to two non-affiliates in exchange for legal services. The shares were exempt from registration pursuant to Section 4(2) of the Act.

6. Between February 11 and March 3, 2000, the Company issued 1,275,000 shares to 17 non-affiliates pursuant to an exemption from registration under Regulation D, Rule 506 of the Act, at a price of $1.75 per share for aggregate consideration of $2,231,250.

Item 5.  Indemnification of Directors and Officers.

The Certificate of Incorporation and Bylaws of the Company contain provisions limiting or eliminating the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by the General Corporation Law of Florida and indemnifying officers and directors of the Company to the fullest extent permitted by the General Corporation Law of Florida. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the purchase or sale of the Company's Common Stock, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

                                   PART F/S

The Company's financial statements required by Regulation SB begin on page F-1 and are incorporated into this part of this Amendment No. 4 to Form 10-SB by this reference.


                                   PART III

Items 1 and 2.  Index to Exhibits and Description of Exhibits.

3.1   Articles of Incorporation with Amendments*
3.2   By-Laws*
10.2  Consulting Agreement with Northwest Capital Partners, L.L.C.*
10.3  Asset Purchase Agreement Relating to Purchase of Kristal Group Assets*

* Previously filed as exhibits to the Company's Amendment No. 2 to Form 10-SB, filed with the Securities and Exchange Commission on April 20, 2000.

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    CybeRecord, Inc.
                                         -------------------------------------
                                              (Registrant)

Date:   September 13, 2000               By: /s/ JAMES J. LUCAS
     ----------------------------           ----------------------------------
                                             James J. Lucas, President & CEO

PART F/S  Financial Statements

                                C O N T E N T S

                                                           Page

INDEPENDENT AUDITORS' REPORT                                F-2

AUDITED ANNUAL FINANCIAL STATEMENTS

    Balance sheets                                          F-3
    Statements of operations                                F-4
    Statements of stockholders' equity                      F-5
    Statements of cash flows                                F-7
    Notes to financial statements                    F-9 - F-13

INTERIM UNAUDITED FINANCIAL STATEMENTS

    Balance Sheets                                         F-14
    Statements of operations                               F-15
    Statements of stockholders' equity                     F-16
    Statements of cash flows                               F-18
    Notes to financial statements                          F-19

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CybeRecord, Inc.
Bellevue, Washington

We have audited the accompanying balance sheets of CybeRecord, Inc. (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1999 and 1998, and for the period from September 27, 1996 to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CybeRecord, Inc. (a development stage company) as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, and for the period from September 27, 1996 to December 31, 1999, in conformity with generally accepted accounting principles.


Peterson Sullivan PLLC
Seattle, Washington

March 15, 2000

                      AUDITED ANNUAL FINANCIAL STATEMENTS

                               CYBERECORD, INC.
                         (A Development Stage Company)

                                BALANCE SHEETS
                          December 31, 1999 and 1998


ASSETS                                           1999         1998
                                             ------------  ----------
Current Assets
  Cash                                       $    111,154   $   1,307
  Prepaid expenses and deposits                    15,194
                                             ------------  ----------
     Total current assets                         126,348       1,307

Furniture and Equipment, at cost,
  less accumulated depreciation of $3,940          25,328
                                             ------------  ----------
                                             $    151,676   $   1,307
                                             ============  ==========

     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable                           $     21,436   $       -

Stockholders' Equity
  Common stock, par value $.01                    154,719     123,359
  Additional paid-in capital                    4,342,269     309,079
  Deficit accumulated during the
     development stage                         (4,366,748)   (431,131)
                                             ------------  ----------
                                                  130,240       1,307
                                             ------------  ----------
                                             $    151,676   $   1,307
                                             ============  ==========

                       See Notes to Financial Statements

                               CYBERECORD, INC.
                         (A Development Stage Company)

                           STATEMENTS OF OPERATIONS
        For the Years Ended December 31, 1999 and 1998, and the Period
                 From September 27, 1996 to December 31, 1999

                                                                  Total
                                                               Accumulated
                                                                 During
                                                              Development
                                                                  Stage
                                                             (September 27,
                                                                 1996 to
                                                              December 31,
                                       1999         1998          1999)
                                   -----------   ----------   -----------

Revenues                           $         -   $        -   $         -

Expenses
 Write-off of acquired research
  and development                    3,000,000                  3,000,000
 Research and development              175,425                    175,425
 General and administrative            760,192       82,251     1,191,323
                                   -----------   ----------   -----------
                                     3,935,617       82,251     4,366,748
                                   -----------   ----------   -----------
  Net loss                         $(3,935,617)  $  (82,251)  $(4,366,748)
                                   ===========   ==========   ===========
Basic loss per share of
common stock                       $     (0.27)  $    (0.01)  $     (0.36)
                                   ===========   ==========   ===========

                       See Notes to Financial Statements

                               CYBERECORD, INC.
                         (A Development Stage Company)

                      STATEMENTS OF STOCKHOLDERS' EQUITY
        For the Years Ended December 31, 1999 and 1998, and the Period
                 From September 27, 1996 to December 31, 1999


                                                                        Deficit
                                                                      Accumulated
                                                          Additional  During the
                                   Common      Common      Paid-in    Development
                                   Shares      Stock       Capital      Stage         Total
                                 ----------  ---------   ----------  -----------   -----------
Balances,
September 27, 1996                  335,864   $  3,359   $      769  $         -   $     4,128

Issuance of common stock
(October and
November 1996)                    8,700,000      8,700       49,410                     58,110

Net loss                                                                  (3,192)       (3,192)
                                 ----------  ---------   ----------  -----------   -----------
Balances,
December 31, 1996                 9,035,864     12,059       50,179       (3,192)       59,046

Issuance of common stock,
  net of effects of exchange
  of Chrysalis shares for
  Pillar shares
  (October 1997)                  3,300,000    111,300      128,700                    240,000

Additional capital
  contributed by
  shareholders                                               46,700                     46,700

Net loss                                                                (345,688)     (345,688)
                                 ----------  ---------   ----------  -----------   -----------
Balances,
  December 31, 1997              12,335,864    123,359      225,579     (348,880)           58

Additional capital
  contributed by shareholders                                83,500                     83,500

Net loss                                                                 (82,251)      (82,251)
                                 ----------  ---------   ----------  -----------   -----------
Balances,
  December 31, 1998              12,335,864    123,359      309,079     (431,131)        1,307

Issuance of common
  stock in exchange
  for cash (March 1999)           1,970,000     19,700      965,300                    985,000

Issuance of common
  stock in exchange
  for services (March
  and April 1999)                    96,000        960       39,040                     40,000

Contribution of shares
  back to the corporation
  by shareholders
  (April 1999)                   (5,000,000)   (50,000)      50,000

Issuance of common
  stock in exchange for
  Kristal Group assets
  (April 1999)                    6,000,000     60,000    2,940,000                  3,000,000

Issuance of common
  stock in exchange
  for services
  (November 1999)                    70,000        700       30,800                     31,500

Additional capital
  contributed by
  shareholders                                                8,050                      8,050

Net loss                                                              (3,935,617)   (3,935,617)
                                 ----------  ---------   ----------  -----------   -----------
Balances,
  December 31, 1999              15,471,864   $154,719   $4,342,269  $(4,366,748)  $   130,240
                                 ==========   ========   ==========  ===========   ===========

                       See Notes to Financial Statements

                               CYBERECORD, INC.
                         (A Development Stage Company)

                           STATEMENTS OF CASH FLOWS
        For the Years Ended December 31, 1999 and 1998, and the Period
                 From September 27, 1996 to December 31, 1999

                                                                         Total
                                                                     Accumulated
                                                                        During
                                                                     Development
                                                                         Stage
                                                                    (September 27,
                                                                         1996 to
                                                                      December 31,
                                                 1999        1998         1999)
                                             -----------   --------   -----------
Cash Flows From Operating Activities
 Net loss                                    $(3,935,617)  $(82,251)  $(4,366,748)
 Adjustments to reconcile net loss to net
 cash used in operating activities
 Depreciation                                      3,940                    3,940
 Write-off of purchased in-process
  research and development that had
  not reached technological
  feasibility                                  3,000,000                3,000,000
 Professional fees exchanged for
  common stock                                    71,500                   71,500
  Changes in operating assets and
  liabilities
   Prepaid expenses
   and deposits                                  (15,194)                 (15,194)
 Accounts payable                                 21,436                   21,436
                                             -----------   --------   -----------
   Cash used in operating
   activities                                   (853,935)   (82,251)   (1,285,066)

Cash Flows From Investing Activity

 Purchase of equipment                           (29,268)                 (29,268)

Cash Flows From Financing Activities

 Issuance of common stock                        985,000                1,283,110
 Capital contribution                              8,050     83,500       138,250
                                             -----------   --------   -----------
  Cash provided by
  financing activities                           993,050     83,500     1,421,360
                                             -----------   --------   -----------

  Net increase in cash                           109,847      1,249       107,026

Cash, beginning of period                          1,307         58         4,128
                                             -----------   --------   -----------
Cash, end of period                          $   111,154   $  1,307   $   111,154
                                             ===========   ========   ===========

                       See Notes to Financial Statements

                         NOTES TO FINANCIAL STATEMENTS

Note 1.   Organization and Significant Accounting Policies

Organization/Development Stage Company

CybeRecord, Inc. ("CybeRecord") was previously known as Chrysalis Hotels and Resorts, Corp. ("Chrysalis"). Chrysalis was previously known as Pillar Entertainment, Inc. ("Pillar").

Pillar was a corporation with very little financial activity for many years. In October 1997, Pillar exchanged its common stock for all the outstanding stock of Chrysalis. As Pillar and Chrysalis were related corporations (Pillar's president was a major stockholder in Chrysalis), the transaction was accounted for at a historical cost basis. Pillar then changed its name to Chrysalis. These financial statements are prepared as if the companies were combined as of September 27, 1996 (the date Chrysalis was incorporated).

In April 1999, Chrysalis issued common stock to acquire in-process research and development from ten individuals: Glenn Kimball, Paulette Kimball, Marek Niczyporuk, James J. Lucas, James L. Quinn, Barbara Baker Quinn, Herbert J. Walker, Patricia A. Walker, Alva D. Cravens, and Kristin Cravens (hereinafter referred to as the "Kristal Group" for the sake of convenience). Chrysalis then changed its name to CybeRecord.

In conjunction with the acquisition of the Kristal Group's assets, CybeRecord is working toward the development of product that will enhance paper and microfilm records when converted to digital documents. This will allow these records to be shared electronically over the Internet and within company Intranet systems. As of December 31, 1999, products developed by CybeRecord have not reached the stage of technological feasibility as defined by Statements of Financial Accounting Standards ("SFAS") 86. Accordingly, the cost of the assets acquired from the Kristal Group and all costs associated with product development have been charged to expense as research and development.

CybeRecord intends to market the product it is developing. Revenue recognition policies for product sales will be established when products are ready for distribution.

These financial statements have been prepared treating CybeRecord as a development stage company. CybeRecord has not generated any revenues through December 31, 1999. For the purpose of these financial statements, it is assumed the development stage started September 27, 1996, which is the date of inception for Chrysalis.

Cash

Cash includes cash balances held at a bank and all highly liquid debt instruments with original maturities of three months or less. Cash balances are in excess of amounts insured by the Federal Deposit Insurance Corporation.

No cash payments for interest or income taxes were made during the years ended December 31, 1999 and 1998.

Furniture and Equipment

Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets.

Research and Development

Research and development costs are expensed as incurred. When products being developed reach technological feasibility, costs associated with these products will be capitalized and amortized over their estimated useful lives.

Taxes on Income

CybeRecord accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in CybeRecord's financial statements or tax returns. In estimating future tax consequences, CybeRecord generally considers all expected future events other than enactments of changes in the tax laws or rates.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares. There are no potentially dilutive common shares at December 31, 1999 and 1998. The weighted average number of shares was 14,559,531 and 12,335,864 for the years ended December 31, 1999 and 1998. The weighted average number of shares was 12,004,685 for the period from September 27, 1996 to December 31, 1999.

Stock-Based Compensation

Although there has been no stock-based compensation, CybeRecord accounts for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of CybeRecord's stock at the date of the grant over the amount an employee is required to pay for the stock.

Comprehensive Income

There are no reconciling items between the net loss presented in the Statements of Operations and comprehensive loss as defined by SFAS No. 130, "Reporting Comprehensive Income."

Segment Reporting

Management considers CybeRecord to operate on only one business segment. Accordingly, any disclosures required by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," are already incorporated in other financial statement disclosures.

New Accounting Standards

New accounting standards issued through the date of the independent auditors' report do not have an effect on these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from the estimates that were used.

Note 2.   Capital Stock
                                  December 31, 1999     December 31, 1998
                                      ----------            ----------
Shares authorized                     20,000,000            20,000,000
                                  =================     =================
Shares issued and outstanding         15,471,864            12,335,864
                                  =================     =================

Note 3.   Non-Cash Transactions

In 1999, CybeRecord issued 6,000,000 shares of common stock in conjunction with the acquisition of the Kristal Group's assets (See Note 1). The common stock was valued at $.50 per share. This value was based on stock sales in the same time period. The number of shares issued was based on negotiations between CybeRecord and the various owners of the Kristal Group's assets. As part of these negotiations, certain shareholders contributed 5,000,000 shares of common stock back to CybeRecord. These shareholders contributed the stock back to CybeRecord so that ownership percentages in CybeRecord subsequent to this transaction were in accordance with percentages that were agreed upon with the Kristal Group.

In 1999, CybeRecord issued 46,000 shares in exchange for legal services. These shares were valued at $.50 per share, as they were issued at approximately the same time that shares were issued for the Kristal Group's assets. In 1999, CybeRecord issued 50,000 shares in exchange for consulting services. These shares were valued at $12,000, as they were issued to settle a $12,000 invoice. In November 1999, CybeRecord issued 70,000 shares in exchange for legal services. These shares were valued at the closing market price on November 2, 1999, as discounted because the shares were restricted.

Note 4.   Income Taxes

The reconciliation of income tax on income computed at the federal statutory rates to income tax expense is as follows:

                                 December 31, 1999           December 31, 1998
                                ------------------          ------------------
Tax at statutory rate           $       (1,338,109)         $          (27,966)

Change in valuation allowance
  for deferred tax asset                 1,338,109                      27,966
                                ------------------          ------------------
Income tax expense              $                -          $               -
                                ==================          ==================

CybeRecord's deferred tax asset is as follows:



                                                     December 31,        December 31,
                                                        1999                1998
                                                    ------------        ------------
Net operating loss carryforwards
   (before valuation allowance)                      $   425,626        $    144,713

Acquired research and development
   costs expensed for financial
   statement purposes, but capitalized
   for income tax purposes                             1,200,000

Other                                                     39,068               1,872


Less valuation allowance for deferred tax asset       (1,484,694)           (146,585)
                                                    ------------        ------------
Net deferred tax asset                              $          -        $          -
                                                    ============        ============

CybeRecord has net operating loss carryforwards of $1,206,000 at December 31, 1999. Most of these losses expire in 2019.

Note 5.  Consulting Contracts

In March 1999, the President of CybeRecord, Inc., a Nevada corporation ("CybeRecord Nevada") executed a Consulting Agreement (the "Agreement") with Brent Nelson on behalf of Northwest Capital Partners, LLC ("Northwest"). Brent Nelson is the sole member of Northwest. Brent Nelson is also a director and officer of CybeRecord Nevada. The Board of Directors of CybeRecord Nevada has not yet approved the Agreement.

The Agreement, which runs through February 2002, provides for Northwest to assist in obtaining financing for CybeRecord Nevada. In return for consulting services under the Agreement, CybeRecord Nevada agreed to pay the consultant $500 per month. Provision is made for this payment to increase to $1,000 per month. The Agreement also provides that the consultant is to be issued 500,000 shares of common stock for $0.01 per share when the market capitalization of CybeRecord Nevada reaches $100,000,000 and is to be issued an additional 500,000 shares of common stock at $0.01 per share when the market capitalization of CybeRecord Nevada reaches $200,000,000. Any shares issued under the Agreement will be restricted shares, and will have "piggy-back" rights, so that the shares will be registered upon CybeRecord Nevada's first registration after the shares are issued.

Two CybeRecord, Inc. exist in the United States: CybeRecord, Inc., a Florida corporation ("CybeRecord Florida") and CybeRecord Nevada. We are CybeRecord Florida. Brent Nelson is a director and officer of both corporations. Brent Nelson is also a shareholder of CybeRecord Florida. Both companies share the same President. Neither company owns the stock of the other. However, both companies have taken steps to merge CybeRecord Florida into CybeRecord Nevada, but the merger has not been completed.

While Northwest's contract is with CybeRecord Nevada, Northwest has performed services for CybeRecord Florida. CybeRecord Florida has paid Northwest $500 per month ($5,000 in 1999 and none in 1998). CybeRecord Florida's Board of Directors has not approved a contract with Northwest. CybeRecord Florida and Northwest are working to identify the terms upon Northwest will provide services to CybeRecord Florida.

Since December 31, 1999, CybeRecord Florida has reached a market capitalization that exceeds $200,000,000. If CybeRecord Florida and Northwest enter into a consulting agreement with stock provisions similar to the provisions contained in CybeRecord Nevada's Agreement, or CybeRecord Florida assumes CybeRecord Nevada's obligations under the Agreement, then Northwest will have the right to purchase the stock from CybeRecord Florida. Emerging Issue Task Force ("EITF") No. 96-18 states that CybeRecord Florida would account for this stock arrangement by estimating the fair value of the arrangement as of the "measurement date" and recognizing the consulting expense over the term of the consulting agreement. Based on guidance contained in EITF No. 96-18, management has determined that the appropriate date to measure the fair value of this stock arrangement is March 1999 (If CybeRecord Florida assumes CybeRecord Nevada's agreement), or the date that CybeRecord Florida enters into a consulting agreement with Northwest.

CybeRecord also has a consulting agreement for services with a shareholder and former chief executive officer. The consultant received $25,000 in 1999 and will receive an additional $62,500 through May 2000.

Note 6.  Subsequent Events

Subsequent to December 31, 1999, CybeRecord issued 1,275,000 shares of common stock to unrelated parties at a price of $1.75 per share resulting in total proceeds of $2,231,250.

In addition, CybeRecord borrowed $100,000 from a company owned by a member of the board of directors. The loan is due on demand, unsecured and bears no interest.

                    UNAUDITED INTERIM FINANCIAL STATEMENTS
                               CYBERECORD, INC.
                         (A Development Stage Company)

                                BALANCE SHEETS
                      June 30, 2000 and December 31, 1999

                                                    June 30, 2000   December 31, 1999
          ASSETS                                     (Unaudited)        (Audited)
                                                    --------------    ------------
Current Assets
     Cash                                                $180,809            $111,154
     Certificate of Deposit                                50,000
     Prepaid expenses and deposits                         21,864              15,194
                                                         --------            --------
              Total current assets                        252,673             126,348

Furniture and Equipment, at cost,
     less accumulated depreciation of $20,940
     at June 30, 2000 and $3,940 at December 31, 1999
     and $3,940 at December 31, 1999                      115,059              25,328

Capitalized Development Costs                             657,101
                                                      -----------         -----------
                                                      $ 1,024,833         $   151,676
                                                      ===========         ===========

              LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
     Accounts payable                                 $    69,423         $    21,436


Stockholders' Equity
     Common stock, par value $.01                         167,469             154,719
     Additional paid-in capital                         6,560,769           4,342,269
     Deficit accumulated during the
        development stage                              (5,772,828)         (4,366,748)
                                                      -----------         -----------
                                                          955,410             130,240
                                                      -----------         -----------
                                                      $ 1,024,833         $   151,676
                                                      ===========         ===========

                       See Notes to Financial Statements

                               CYBERECORD, INC.
                         (A Development Stage Company)

                      STATEMENTS OF OPERATIONS Unaudited
For the Three Months and Six Months Ended June 30, 2000 and 1999, and the Period
                   From September 27, 1996 to June 30, 2000


                                                                                                                   Total
                                                                                                               Accumulated
                                                                                                                 During
                                                                                                               Development
                                                                                                                  Stage
                                                   Three Months Ended              Six Months Ended           (September 27,
                                            --------------------------------  ----------------------------       1996 to
                                             June 30, 2000    June 30, 1999   June 30, 2000  June 30, 1999    June 30, 2000)
                                            --------------    --------------  -------------  -------------    --------------
Revenues, Interest income                      $     7,670    $            -  $      14,777  $           -    $       14,777

Expenses
 Write-off of acquired research
  and development                                                  3,000,000                     3,000,000         3,000,000
 Research and development                                            128,317         96,699        128,317           272,124
 General and administrative                        925,278            65,587      1,324,158          9,199         2,515,481
                                               -----------       -----------    -----------    -----------       -----------

                                                   925,278         3,193,904      1,420,857      3,203,103         5,787,605
                                               -----------       -----------    -----------    -----------       -----------
   Net loss                                    $  (917,608)      $(3,193,904)   $(1,406,080)   $(3,203,103)      $(5,772,828)
                                               ===========       ===========    ===========    ===========       ===========
Basic loss per share of common stock           $     (0.05)      $     (0.21)   $     (0.09)   $     (0.23)      $     (0.46)
                                               ===========       ===========    ===========    ===========       ===========

Weighted average number of
common shares outstanding                       16,746,864        15,038,530     16,321,864     13,687,199        12,579,419
                                               ===========       ===========    ===========    ===========       ===========

                       See Notes to Financial Statements

                               CYBERECORD, INC.
                         (A Development Stage Company)

                 STATEMENTS OF STOCKHOLDERS' EQUITY Unaudited
               For the Six Months Ended June 30, 2000 and 1999,
            and the Period From September 27, 1996 to June 30, 2000

                                                                                Deficit
                                                                              Accumulated
                                                                  Additional   During the
                                              Common      Common    Paid in   Development   Receivable for
                                              Shares       Stock    Capital      Stage       Shares Sold     Total
                                              -------     -------   -------     -------      -----------    -------
Balances, September 27, 1996                 335,864   $  3,359  $      769  $          -   $         -   $     4,128
Issuance of common stock
  (October and November 1996)              8,700,000      8,700      49,410                                    58,110
Net loss                                                                           (3,192)                     (3,192)
                                          ----------   --------  ----------  ------------   -----------   -----------

Balances, December 31, 1996                9,035,864     12,059      50,179        (3,192)                     59,046

Issuance of common stock,
  net of effects of exchange               3,300,000    111,300     128,700                                   240,000
Additional capital contributed
  by shareholders                                                    46,700                                    46,700
Net loss                                                                         (345,688)                   (345,688)
                                          ----------   --------  ----------  ------------   -----------   -----------

Balances, December 31, 1997               12,335,864    123,359     225,579      (348,880)                         58

Additional capital
  contributed by shareholders                                        83,500                                    83,500
Net loss                                                                          (82,251)                    (82,251)
                                          ----------   --------  ----------  ------------   -----------   -----------

Balances, December 31, 1998               12,335,864    123,359     309,079      (431,131)                      1,307

Issuance of common stock in
  exchange for subscriptions
  receivable (March 1999)                  1,970,000     19,700     965,300                    (985,000)
Issuance of common stock in
  exchange for services
  (March 1999)                                 6,000         60       2,940                                     3,000
Additional capital contributed by
  shareholders                                                        8,050                                     8,050
Contribution of shares back
  to the corporation                      (5,000,000)   (50,000)     50,000
Issuance of common stock in

  exchange for services (April 1999)          90,000        900      36,100                                    37,000
Issuance of common stock in
  exchange for Kristal Group assets
   (April 1999)                            6,000,000     60,000   2,940,000                                 3,000,000
Collection of subscriptions
  receivable                                                                                    500,000       500,000
Net loss                                                                       (3,203,103)                 (3,203,103)
                                          ----------   --------  ----------  ------------   -----------   -----------

Balances, June 30, 1999                   15,401,864    154,019   4,311,469    (3,634,234)     (485,000)      346,254

Issuance of common stock in
  exchange for services
  (November 1999)                             70,000        700      30,800                                    31,500
Collection of subscriptions receivable                                                          485,000       485,000
Net loss                                                                         (732,514)                   (732,514)
                                          ----------   --------  ----------  ------------   -----------   -----------

Balances, December 31, 1999               15,471,864    154,719   4,342,269    (4,366,748)            -       130,240

Issuance of common stock in
  exchange for cash (March 2000)           1,275,000     12,750   2,218,500                                 2,231,250
Net loss                                                                       (1,406,080)                 (1,406,080)
                                          ----------   --------  ----------  ------------   -----------   -----------

Balances, June 30, 2000                   16,746,864   $167,469  $6,560,769   $(5,772,828)  $         -   $   955,410
                                          ==========   ========  ==========  ============   ===========   ===========

                       See Notes to Financial Statements

                               CYBERECORD, INC.
                         (A Development Stage Company)

                      STATEMENTS OF CASH FLOWS Unaudited
        For the Six Months Ended June 30, 2000 and 1999, and the Period
                   From September 27, 1996 to June 30, 2000

                                                                                Total Accumulated
                                                                                      During
                                                                                   Development
                                                                                      Stage
                                                  Six Months     Six Months       (September 27,
                                                     Ended         Ended         1996 to June 30,
                                                 June 30,2000   June 30,1999           2000)
                                                 ------------   ------------        -----------
Cash Flows From Operating Activities
 Net loss                                         $(1,406,080)   $(3,203,103)       $(5,772,828)
 Adjustments to reconcile net loss to net
  cash used in operating activities
  Depreciation                                         17,000            194             20,940
  Write-off of purchased inprocess
   research and development that had
   not reached technological feasibility                           3,000,000          3,000,000
  Professional fees exchanged for
   common stock                                                       40,000             71,500
  Changes in operating assets and liabilities
   Certificate of Deposit                             (50,000)                          (50,000)
   Prepaid expenses and deposits                       (6,670)       (23,101)           (21,864)
   Accounts payable                                    47,987          6,713             69,423
                                                  -----------    -----------        -----------
    Cash used in operating activities              (1,397,763)      (179,297)        (2,682,829)

Cash Flows From Investing Activities
 Purchase of equipment                               (106,731)        (6,968)          (135,999)
 Capitalized Development Costs                       (657,101)                         (657,101)
                                                  -----------    -----------        -----------
    Cash used in investing activities                (763,832)        (6,968)          (793,100)

Cash Flows From Financing Activities
 Issuance of common stock                           2,231,250        500,000          3,514,360
 Capital contribution                                                  8,050            138,250
                                                  -----------    -----------        -----------
    Cash provided by financing activities           2,231,250        508,050          3,652,610
                                                  -----------    -----------        -----------
    Net increase in cash                               69,655        321,785            176,681

Cash, beginning of period                             111,154          1,307              4,128
                                                  -----------    -----------        -----------
Cash, end of period                               $   180,809    $   323,092        $   180,809
                                                  ===========    ===========        ===========

                       See Notes to Financial Statements

                         NOTES TO FINANCIAL STATEMENTS

Note 1.  Basis of Presentation

The accompanying un-audited financial statements have been prepared in accordance with the instructions to Form 10-SB and therefore do not include all disclosures necessary for a fair presentation of financial position, results of operations, changes in stockholders' equity, and cash flows in conformity with generally accepted accounting principles. The operating results for interim periods are un-audited and are not necessarily an indication of the results to be expected for the full fiscal year. In the opinion of management, the results of operations as reported for the interim period reflect all adjustments that are necessary for a fair presentation of operating results.

Note 2.  Per Share Information

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted loss per share has not been presented, as inclusion of any such shares would be anti-dilutive to the loss per share.

Note 3.  Capitalized Development Costs

CybeRecord's ScanServer product reached the stage of technological feasibility as defined by Statements of Financial Accounting Standards ("SFAS") 86 on February 16, 2000. Technological feasibility was determined in February 2000 as two prototype units were completed and tested with only insignificant changes required. Pilot production and customer acceptance are important but secondary concerns in determining feasibility as CybeRecord's research has determined a need and demand for the product and the completion of the prototype units with few needed changes validates the basic design for pilot production. Additionally, various governmental and safety approvals were also considered in determining feasibility. The required tests are relatively routine and did not play a significant role in determining feasibility.

All product development costs prior to February 15, 2000 have been charged to expense as research and development and all product development costs subsequent to that date have been included in capitalized development costs.

CybeRecord expects to lease all ScanServer products. Accordingly, SOP 97-2 and 98-9 related to software revenue recognition are not expected to significantly affect CybeRecord's financial statements.